August 27, 2001



Office of the Chief Accountant -
SECPS Letter File
Mail Stop 9-5
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

RE:      Volu-Sol, Inc.
         File Ref. No. 0-23153

Dear Sir/Madam:

This is to notify you that on August 2, 2001, the client/auditor relationship with Volu-Sol, Inc. ceased. This will confirm that we have reviewed the representations contained in the Form 8-K/A dated August 27, 2001 and that we agree with the statements therein to the effect that neither this firm's report on the Company's financial statements for the year ended September 30, 2000, nor our report for the year ended September 30, 1999, contained an adverse opinion or a disclaimer of opinion, and neither report was qualified or modified as to uncertainty, audit scope or accounting principles, except that both reports were modified as to uncertainty regarding the ability of the Company to continue as a going concern.

Furthermore, during the years ended September 30, 2000 and September 30, 1999, and the subsequent interim periods ending August 2, 2001, preceding our dismissal, there were no disagreements with the Company on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which disagreements, if not resolved to our satisfaction, would have caused us to make reference to the subject matter of the disagreement in connection with our report.

                                   Sincerely,


                                     /s/ Tanner + Co.
                                   --------------------------------
                                   Tanner + Co


Salt Lake City, Utah